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                             February 16, 2023

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-1
                                                            Filed February 3,
2023
                                                            File No. 333-266745

       Dear Tomer Izraeli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-4

       Cover Page

   1. We note your response to comment 1. Please clarify the statements in your response that appear to contradict.
For example, at the bottom of page 4, you state, "The Company respectfully notes that
it has removed from the selling shareholders all of the Company   s
                                                        directors and officer."
At the top of page 6, you state, "No selling shareholder who is an officer or director of
the Company and will be included in the Registration Statement is in the business of
underwriting securities and none of such selling shareholders is a registered broker
dealer or affiliated with a broker dealer."
 Tomer Izraeli
Polyrizon Ltd.
February 16, 2023
Page 2

       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameTomer Izraeli
                                                         Division of
Corporation Finance
Comapany NamePolyrizon Ltd.
                                                         Office of Life
Sciences
February 16, 2023 Page 2
cc:       David Huberman, Esq.
FirstName LastName